EXHIBIT 21

SUBSIDIARIES OF MINDSPEED TECHNOLOGIES, INC.

State or Other Jurisdiction
Subsidiary	of Incorporation or Organization
Applied Telecom, Inc.	Delaware
Brooktree Corporation	California
Mindspeed Technologies, LLC	Delaware
HotRail, Inc.	California
Maker Communications, Inc.	Delaware
Microcosm Communications Ltd.	United Kingdom
Mindspeed Technologies Asia Pacific Ltd.	Hong Kong
Mindspeed Technologies B.V.	Netherlands
Mindspeed Technologies Cayman Islands, Ltd.	Cayman Islands
Mindspeed Technologies Company	Canada
Mindspeed Technologies GmbH	Germany
Mindspeed Technologies Israel Ltd.	Israel
Mindspeed Technologies K.K.	Japan
Mindspeed Technologies Korea Ltd.	Korea
Mindspeed Technologies Ltd.	United Kingdom
Mindspeed Technologies (Mauritius) Ltd.	Mauritius
Mindspeed Technologies S.A.S.	France
Mindspeed Technologies Worldwide B.V.	Netherlands
Mindspeed Telecommunications Technology Development (Shenzhen) Co., Ltd.	China